DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

July 28, 2006

File #82-627

06015907

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated July 28, 2006

Enclosed is a copy of our News Release dated July 28, 2006 for your records.

RECEIVED
2006 AUG 10 P 2:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
AUG 14 2006
THOMSON FINANCIAL

Adolf A. Petancic
President

Enclosure

dlw 8/10

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

July 28, 2006

For Immediate Release

NON BROKERED PRIVATE PLACEMENT COMPLETED
SUBMISSION #115981

Further to TSX Venture Exchange's bulletin of July 19, 2006, Dentonia Resources Ltd. ("Dentonia") advises that the non brokered private placement of 2,300,000 units at $0.15 per unit was completed, providing Dentonia with $345,000.

Each unit consists of one common share and one non-transferable warrant ("Warrant"), exercisable over 2 years. One Warrant entitles the holder to purchase one additional share during the 1st year at $0.25 to expire on July 21, 2007 and during the 2nd year at $0.35 to expire on July 21, 2008.

All securities issued under this private placement are subject to a four month plus one day hold period, expiring on November 22, 2006.

A 10% finder's fee of $30,000 from the proceeds of 2,000,000 units at $0.15 a unit is payable to Jomtien Commercial Investments Limited.

Funds realized will be used for general working capital, the sampling of the DO27 and DO18 kimberlites, exploration of the surrounding claims, further drilling at the Atkinson gold (Ontario) and the drilling of Thomlinson molybdenum (B.C.) prospects. For the latter two projects, arrangements are currently being made to obtain drill rigs, crews for line cutting, the building of drill pads, soil and silt sampling.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.